





FOR PUBLIC TREATMENT

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASIMIR CAPITAL L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 VALLEY DRIVE
(No. and Street)

GREENWICH	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM POON 212-798-1305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPA'S LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU STREET	NEW YORK	NY 10038	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM POON , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASIMIR CAPITAL L.P. , as of DECEMBER 31 , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Financial Operations Principal, CFO, CCO
_____
Title



_____
Notary Public

JOHN BOYLE
Notary Public, State of New York
No. 01BO6369631
Qualified in New York County
Commission Expires January 16, 20 22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASIMIR CAPITAL L.P.
Financial Statements
December 31, 2017
(Filed Pursuant to Rule 17a-5(e)(3) Under the
Securities Exchange Act of 1934)

CASIMIR CAPITAL L.P.

Table of Contents
December 31, 2017

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Casimir Capital L.P.
15 Valley Drive
Greenwich, CT 06831

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Casimir Capital L.P. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Casimir Capital L.P. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Casimir Capital L.P.'s management. Our responsibility is to express an opinion on Casimir Capital L.P.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Casimir Capital L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company had losses from operations. If the losses continue it raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Casimir Capital L.P. auditor since 2017.

New York, NY
June 18, 2018

CASIMIR CAPITAL L.P.

Statement of Financial Condition
December 31, 2017

ASSETS
Cash and cash equivalents	$43,133
Prepaid expenses	9,955
Other assets	4,844
	$57,932

LIABILITIES AND PARTNERS' CAPITAL
Liabilities

Accounts payable and accrued expenses	$31,513
	31,513
Partners' Capital	26,419
	$57,932

See notes to financial statements

CASIMIR CAPITAL L.P.

Notes to Financial Statements
December 31, 2017

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1 - ORGANIZATION AND BUSINESS

Casimir Capital L.P. (the "Partnership") is engaged in investment banking as a registered broker/dealer in securities under the Securities and Exchange Act of 1934. The Partnership commenced operations on January 24, 2001. It is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The General Partner of the Partnership is RFS, LLC, a Delaware limited liability company. The net income of the Partnership is allocated between the limited partner and the General Partner in accordance with their ownership percentages. The Partnership is located in Greenwich, Connecticut.

The Partnership's investment banking counterparties are primarily located in North America and in Australia.

The limited partner does not have the right to sell, assign, pledge, transfer, or otherwise dispose of all or any part of its interest in the Partnership without the express written approval of the General Partner. There were no liabilities subordinated to claims of creditors during the year ended December 31, 2016.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Recent Accounting Pronouncements* - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the statement of financial condition and related disclosures.

b. *Cash and Cash Equivalents* - The Partnership considers all highly liquid investments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

c. *Revenue Recognition* - Investment banking revenue is recorded at the time the transaction is completed and the income is reasonably determinable.

d. *Income Taxes* - The Partnership is a limited partnership and, as such, is not subject to federal or state income taxes as all taxable income and losses flow through to the partners. Accordingly, no provision for income taxes is included in the accompanying financial statements. The Partnership files federal and Connecticut tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2012.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Partnership did not have any material unrecognized tax benefits as of December 31, 2017 and does not expect this to change significantly over the next twelve months. The Partnership will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2017, the Partnership has no accrued interest or penalties related to uncertain tax positions.

e. *Use of Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 • 401 (K) PLAN

The Partnership maintains a 401(k) Plan for all eligible employees. The Plan enables participants to contribute a portion of their pretax earnings not to exceed the maximum dollar amount allowed by statutory limits. The Plan provides for an annual employer Safe Harbor Contribution of 4% of eligible compensation to those participants that are not highly compensated employees for the Plan year. The Partnership contributed $5,160 for the year ended December 31, 2017, which is included in salaries and other compensation in the statement of income.

4 • COMMITMENTS AND CONTINGENCIES

LEASE
Rent expense for the year ended December 31, 2017 was approximately $6,000. The lease which was amended in July 2016 requires monthly payments of $500 on a month to month basis and allows either the Landlord or the Partnership to terminate this lease with 30 days advance notice with no future commitments.

CONTINGENCY
In February 2014, Casimir Capital Ltd., an affiliate under common ownership with the Partnership, sought protection from creditors while making a notice of intention to make a proposal for reorganization in Canada. In July 2014, a vote was held where a majority of creditors voted against the proposal deeming Casimir Capital Ltd. bankrupt and appointing a Trustee.

On December 23, 2015, the appointed Trustee's attorney sent a draft statement of claim to the Partnership requesting that the Partnership contact the Trustee for a proposed settlement for payments made prior to the deemed bankruptcy. On January 14, 2016, the Partnership responded to the Trustee's attorneys that the Partnership disagreed with the Trustee's findings and that any payments made to the Partnership were legitimate. The Partnership believes they are not responsible for the potential claim and related payment of approximately $2,000,000 noted in the draft Statement of Claim. To date, the Partnership has not received any formal response to the letter sent on January 14, 2016 from the Trustee's attorney. The ultimate resolution of this matter cannot be determined at present time.

5 • RELATED PARTY TRANSACTIONS

The Partnership did not have any receivables or payables from related parties as of December 31, 2017:

6 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Partnership had net capital, as defined, of $14,291 which was $9,291 in excess of its required net capital of $5,000. The Partnership's net capital ratio was 2.02 to 1. The Partnership's minimum net capital requirement was $5,000.

7 - GOING CONCERN

Due to declining revenue and uncertainty regarding the Partnership's ability to meet obligations, there is substantial doubt about the Partnership's ability to continue as a going concern within a year after these financials statements were issued. Management believes this is significant and is planning to increase capital contributions and reduce expenses if adequate revenue cannot be generated.

8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through June 18, 2018, the date of the filing of this report. The following material subsequent events that occurred during such period that would require disclosure in this report are as follows.

On February 20, 2018, the Partnership's bank received a restraining notice requiring the bank to transfer all of the cash (approximately $42,000) in our account into a suspense account at the bank while awaiting instructions. The notice made reference to a judgment of approximately $57,000 against the Partnership, which had been unknown to the Partnership until the bank's notification. Since the funds were removed from the Partnership's account, the funds could no longer be treated as an allowable asset and subsequently caused a Net Capital Rule violation. The judgment originated from vendor claim from the year 2013 in which the vendor erroneously billed the Partnership for services rendered to an affiliate, Casimir Capital Group, LLC. Although the vendor confirmed in writing that payment was due from the affiliate, the vendor took action against the Partnership without our knowledge.

On February 21, 2018, the Partnership notified the Securities and Exchange Commission and FINRA. FINRA then notified the Partnership to suspend all business operations during any period in which the Partnership is not in Compliance with the Net Capital Rule. As of the date of the filing of this report, the Partnership still has a net capital deficiency.

On February 27, 2018, the Partnership agreed to settle the matter with the vendor. Accordingly, the bank issued payment to the vendor from the suspense account and credited the remaining funds to the Partnership.

On March 1, 2018, the Partnership failed to file its Annual Audit Report for fiscal year end December 31, 2017. FINRA issued to the Partnership a notice of suspension pursuant to FINRA Rule 9552 on March 19, 2018 ("the 9552 Notice"), notifying the Partnership that it would be suspended if it failed to file the Audit by April 12, 2018. The Partnership failed to file the audit report and the suspension of the firm's FINRA membership went into effect on April 12, 2018. The 9552 Notice clearly stated that, pursuant to FINRA Rule 9552(h), if the firm fails to request termination of the suspension within three months of the issuance of such notice, the firm will be automatically expelled.